January 30, 2012

Howie Hallock

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Baron Select Funds—(File Nos. 333-103025 and 811-21296)

Dear Mr. Hallock:

Enclosed please find a courtesy copy of the 485APOS amendment to the Registration Statement for Baron Select Funds (the “Registrant”) as filed on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2012 (the “Amendment”), creating the new series Baron Global Growth Fund, marked to show all changes made to the 485BPOS amendment to the Registration Statement for Baron Select Funds as filed with the SEC on December 22, 2011.

As indicated on the facing page of the Amendment, the Registrant has specified that it is to become effective 75 days after filing pursuant to the provisions of Rule 485(a) under the Securities Act of 1933.

The Registrant respectfully requests selective review of the Amendment. We respectfully request SEC comments within 45 days of the date of this filing in order to meet our print production and shareholder mailing schedules.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/  Patrick M. Patalino

Patrick M. Patalino

General Counsel